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                 UNITED STATES
          SECURITIES AND EXCHANGE COMMISSION       -----------------------------
          WASHINGTON, D.C. 20549                          OMB APPROVAL
                                                   -----------------------------
                                                     OMB Number:     3235-0145
                                                     Expires: October 31, 1994
                                                     Estimated average burden
                                                     hours per response....14.90
                                                   -----------------------------



                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*


                            U. S. Shelter Corporation
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   912595 10 5
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                                  (CUSIP Number)

             Charles C. Mickel, Jr. 714 Crescent Avenue, Greenville, SC  29601
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
 Communications)

                                 April 19, 1999
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                            SCHEDULE 13D

--------------------------------------------- ------------------------------------------- -----------------------------------------

CUSIP NO.   912595 19 5                                                                       PAGE    2       OF      6     PAGES
          ------------------------------------                                                     ----------    ----------
--------------------------------------------- ------------------------------------------- -----------------------------------------

--------- -------------------------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Charles Clark Mickel, Jr.

          ###-##-####
--------- -------------------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                               (a) [ ]
                                                                                                                           (b) [ ]
--------- -------------------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY
--------- -------------------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS*
           OO
--------- -------------------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                              [ ]
--------- -------------------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
---------------------------- ------- ----------------------------------------------------------------------------------------------

                                7    SOLE VOTING POWER

                                     523,123 (Please see note in response to Item 3)
        NUMBER OF            ------- ----------------------------------------------------------------------------------------------
         SHARES                      SHARED VOTING POWER
       BENEFICIALLY
        OWNED BY                8    0  (Please see note in response to Item 5)
          EACH               ------- -----------------------------------------------------------------------------------------------
        REPORTING               9    SOLE DISPOSITIVE POWER
         PERSON
          WITH                       523,123 (Please see note in response to Item 3)
                             ------- -----------------------------------------------------------------------------------------------
                               10    SHARED DISPOSITIVE POWER

                                     0 (Please see note in response to Item 5)
---------------------------- ------- -----------------------------------------------------------------------------------------------
 11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          523,123 (Please see note in response to Item 5)
--------- --------------------------------------------------------------------------------------------------------------------------
 12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                                [ ]
--------- --------------------------------------------------------------------------------------------------------------------------
 13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.43%
--------- --------------------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
--------- --------------------------------------------------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1   SECURITY AND ISSUER

         a.       Title and class of equity securities:
                  -------------------------------------

                           Common Stock

         b.       Name and address of principal executive offices of issuer:
                  ----------------------------------------------------------

                           U.S. Shelter Corporation
                           C/O William D. Richardson, Esquire
                           201 Lavinia Avenue
                           Greenville, SC 29601

ITEM 2   IDENTITY AND BACKGROUND

         a.       Name of filing person:

                       Charles Clark Mickel, Jr.

         b.       Residence Address:

                       714 Crescent Avenue
                       Greenville, South Carolina 29601

         c.       Principal occupation:

                       None

                  Business address:

                       N/A

         d. During the last five years, Mr. Mickel, Jr. has not been convicted in a criminal proceeding.

         e. During the last five years, Mr. Mickel, Jr., has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a final judgment, final decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         f.       Citizenship:

                    United States of America

ITEM 3   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The shares of U.S. Shelter Corporation common stock (the "Shares") owned by the reporting person were received by him as a gift from his grandfather and grandmother (321,000 Shares) and his father (202,123 Shares).

         An additional 25,000 Shares are owned by Charles C. Mickel, the reporting person's father. These shares were purchased in four (4) over-the-counter transactions completed on April 16, 1999 and April 19, 1999.

ITEM 4   PURPOSE OF TRANSACTION

         At this time, Mr. Mickel, Jr. holds his Shares primarily for investment and has no plan or proposal which would result in:

         a. The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

         b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

         c. A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

         d. Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         e. Any material change in the present capitalization or dividend policy of the issuer;

         f. Any other material change in the issuer's business or corporate structure;

         g. Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

         h. Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         i. A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         j. Any action similar to any of these enumerated above.

ITEM 5   INTEREST IN SECURITIES OF THE ISSUER

         a. Aggregate number and percentage of class of securities beneficially owned by the filing person:

                  Number of Shares                            Percentage
                  ----------------                            ----------
                        523,123                                    5.43%

         b. Number of Shares as to which there is:

                  (i)  Sole power to vote or to direct the vote:

                       523,123 (Please see note in reponse to Item 3)

                  (ii) Shared power to vote or to direct the vote:

                       0 (Please see note below)

                  (iii) Sole power to dispose or direct the disposition:

                        523,123 (Please see note in response to Item 3)

                  (iv) Shared power to dispose or direct the disposition:

                       0 (Please see note below)

                  (v)  Parties with whom stock powers are shared:

         Although the Shares are held in the name of the Reporting Person, such Reporting Person is a minor and may be deemed to share the power to vote and to direct the disposition of the Shares with his father, Charles C. Mickel, who disclaims beneficial ownership of such Shares. Information with respect to Mr. Mickel is set forth below:

                  a.       Name: Charles C. Mickel

                  b.       Residence Address:
                           714 Crescent Avenue
                           Greenville, SC 29601

                  c.       Occupation:
                           Self Employed
                           Business Address:
                           28 East Court Street

                           Post Office Box 6721 (29606)
                           Greenville, South Carolina 29601

         During the last five years, the above individual has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a final judgment, final decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The foregoing individual is a United States citizen.

         c. Description of transactions in the class of securities effected during the past sixty days:

04-16-99 5,000 Shares were acquired through an over-the-counter transaction by Charles C. Mickel

04-19-99 20,000 Shares were acquired through an over-the-counter transaction by Charles C. Mickel

         d. Statement regarding right of any other person to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities:

                  Not applicable

         e. Statement regarding the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities:

                  Not applicable.

ITEM 6

         Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of Issuer:

         None

ITEM 7

         Material to be Filed as Exhibits:

         None

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 25, 1999                                    /s/ Charles C. Mickel
-----------------------                         -----------------------------
Date                                            Charles Clark Mickel, Jr.

                                                By: Charles C. Mickel, Custodian